UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 000-27579 NOTIFICATION OF LATE FILING
(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:		December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
COORSTEK, INC. Full Name of Registrant
Former Name if Applicable
16000 TABLE MOUNTAIN PARKWAY Address of Principal Executive Office (Street and Number)
GOLDEN, COLORADO 80403 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
☒	will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        On March 18, 2003, CoorsTek, Inc. ("CoorsTek") completed a going-private merger transaction with Kestone Holdings LLC ("Keystone") and Keystone Acquisition Corp., pursuant to which Keystone acquired all of the issued and outstanding shares of capital stock of CoorsTek not owned by Keystone on such date. As a result of the transaction, CoorsTek has only one stockholder, Keystone, and its common stock was removed from listing and is no longer traded on the Nasdaq Stock Market. The merger transaction has had a significant impact on CoorsTek and, accordingly, the disclosure contemplated to be contained in its Form 10-K to be filed, if necessary, for the fiscal year ended December 31, 2002. Because the transaction was completed less than two weeks prior to the due date for the filing of the Form 10-K, CoorsTek has been unable to complete and file the form within the prescribed time period without unreasonable effort and expense.

        In addition, CoorsTek's obligation to file the Form 10-K pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") was terminated upon the filing with the Securities and Exchange Commission (the "Commission") on March 20, 2003 of its Form 15, and CoorsTek believes that its obligation to file the Form 10-K pursuant to Section 15(d) of the Exchange Act was also suspended upon the filing of the Form 15, notwithstanding the Commission's declaration on May 23, 2002 of the effectiveness of CoorsTek's registration statement on Form S-3 (Registration No. 333-87596). In order to be assured that its Section 15(d) reporting obligations have indeed been suspended, however, CoorsTek requested by letter dated March 4, 2003 that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if CoorsTek does not file the Form 10-K. To date, CoorsTek has not received a response from the Staff, but it believes that the Staff will respond prior to April 15, 2003, the date upon which the Form 10-K would otherwise be due after giving effect to the extension sought pursuant to the filing of this Form 12b-25. If a response is not received by that date, or if the Staff does not grant the requested relief, CoorsTek expects to be able to file Form 10-K on or prior to April 15, 2003.

(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (2/11/2002)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	JOSEPH G. WARREN, JR. (Name)	303 (Area Code)	277-4670 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COORSTEK, INC. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	4/1/03	By	/s/ JOSEPH G. WARREN, JR.

Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).